Filed by Dimensional ETF Trust File No.  811-
23580 pursuant to Rule 425 under the Securities Act of
1933 Subject Company: DFA Investment Dimensions
Group Inc. File No. 811-03258

This document is provided to assist Dimensional employees in answering questions in emails, at virtual meetings, and during oral conversations with DFA Investment Dimensions Group Inc. shareholders and/or their respective advisers, plan-level fiduciaries/representatives, service providers, or consultants regarding the proposed reorganization of DFA Investment Dimensions Group Inc. mutual funds into their corresponding ETFs under Dimensional ETF Trust. This document is for internal use only and should not be distributed to anyone outside of Dimensional.

QUESTIONS AND ANSWERS.

The following is a brief Q&A which will help explain the Reorganizations including the reasons for the Reorganizations.  An Information Statement/Prospectus will contain more information about the Reorganizations and should be read carefully when it is mailed to you.

 Q. What is happening to the Dimensional Tax-Managed Portfolios?

 A. Four Dimensional portfolios (the “Target Portfolios”), which are currently operated as mutual funds, will be converted into exchange traded funds (“ETFs”) through the reorganization of each Target Portfolio into a newly-created, corresponding series of Dimensional ETF Trust (each an “Acquiring Portfolio”) that has the same investment objective and investment strategies as the Target Portfolio (the “Reorganizations”).  As ETFs, each Acquiring Portfolio’s shares will be traded on NYSE Arca, Inc. following the Reorganizations.  Each Reorganization will be accomplished in accordance with the Agreement and Plan of Reorganization (the “Plan”).  The chart below lists the name of the Acquiring Portfolio you will own after the Reorganizations next to the name of your current Target Portfolio.

Target Portfolios	Acquiring Portfolios
Tax-Managed U.S. Equity Portfolio	Dimensional U.S. Equity ETF
Tax-Managed U.S. Small Cap Portfolio	Dimensional U.S. Small Cap ETF
Tax-Managed U.S. Targeted Value Portfolio	Dimensional U.S. Targeted Value ETF
T.A. U.S. Core Equity 2 Portfolio	Dimensional U.S. Core Equity 2 ETF

Under the Plan, all of the assets and liabilities of a Target Portfolio will be transferred to its newly-created, corresponding Acquiring Portfolio, in exchange for shares of the Acquiring Portfolio of equivalent aggregate net asset value (“NAV”).  Your shares of the Target Portfolio will be exchanged for shares of equivalent aggregate NAV of the Acquiring Portfolio.  Shares of the Acquiring Portfolio will be transferred to each shareholder’s brokerage account, or if a shareholder does not have a brokerage account, the shares will be held by a stock transfer agent until a brokerage account is identified or the account is converted to cash (subject to applicable federal or state laws concerning unclaimed property).

Q. Has the Board of Directors approved the Reorganizations?

A. Yes, the Board of Directors of the DFA Investment Dimensions Group Inc. (the “Board”), which oversees the Target Portfolios, approved the Reorganizations.  The Board, including all of the Directors who are not “interested persons” of the Portfolios (as defined in the Investment Company Act of 1940 (the “1940 Act”)) (the “Independent Directors”), determined that for each Target Portfolio, the Reorganization is in the best interests of the Target Portfolio and its shareholders and that the Target Portfolio’s shareholders’ interests will not be diluted as a result of the Reorganization.  Similarly, the Board of Trustees of the ETF Trust, which oversees the Acquiring Portfolios, including a majority of the trustees who are not “interested persons” of the Portfolios as defined in the 1940 Act, believes that each Reorganization is in the best interests of the Acquiring Portfolio.

Q. Why are the Reorganizations occurring?

A. Dimensional proposed that each Target Portfolio be reorganized into an Acquiring Portfolio because the ETF structure of the Acquiring Portfolio may provide benefits with respect to the management of capital gains distributions allowing for potentially greater tax efficiency, which is complementary to the investment objective the Target Portfolio.  Each Target Portfolio is managed with a view to minimize or consider the impact of the federal income taxes on returns.  While the tax treatment of ETFs and mutual funds is the same, the mechanics of the creation and redemption process for ETFs allows ETFs to acquire securities in-kind and redeem securities in-kind and thereby often avoid the realization of capital gains by the ETFs as the result of portfolio transactions.  As a result, capital gains distributions, if any, made by an ETF typically are very small and shareholders in an ETF are largely only subject to capital gains on their investment in the ETF after they sell their ETF shares. In contrast, when portfolio securities are sold within a mutual fund (either to rebalance the mutual fund’s holdings or to raise cash for redemptions), the sale can create capital gains within the mutual fund that impact all taxable shareholders of the mutual fund. Each Acquiring Portfolio will pursue the same investment objective and investment strategies as the corresponding Target Portfolio but in the ETF structure.

Q. How will the Reorganizations affect me as a shareholder?

A. If your Reorganization is consummated, you will cease to be a shareholder of a Target Portfolio and will become a shareholder of the Acquiring Portfolio.  Upon completion of a Reorganization, you will own shares of an Acquiring Portfolio offered as an ETF having an aggregate NAV equal to the aggregate NAV of the shares of the Target Portfolio you owned when the Reorganization happened.  Shares of the Acquiring Portfolio will be transferred to your brokerage account, or if a you do not have a brokerage account, the shares will be held by a stock transfer agent until a brokerage account is identified or the account is converted to cash (subject to applicable federal or state laws concerning unclaimed property).  Shares of the Acquiring Portfolios are not issued in fractional shares.  As a result, some shareholders who hold fractional shares of a Target Portfolio may have such fractional shares redeemed at NAV immediately prior to the Reorganization resulting in a small cash payment, which will be taxable.

After the Reorganization, individual shares of the Acquiring Portfolio may only be purchased and sold on NYSE Arca, Inc., other national securities exchanges, electronic crossing networks and other alternative trading systems.  Should you decide to purchase or sell shares in your Acquiring Portfolio after the Reorganization, you will need to place a trade through a broker who will execute your trade on an exchange at prevailing market prices.  Because Acquiring Portfolio shares trade at market prices rather than at NAV, Acquiring Portfolio shares may trade at a price less than (discount) or greater than (premium)

the Portfolio’s NAV. As with all ETFs, your broker may charge a commission for purchase and sales transactions, although ETFs trade with no transaction fees (NTF) on many platforms.

Q. Am I Being Asked to Vote on the Reorganizations?

A. No.  Votes of the shareholders of the Target Portfolios are not required to approve the Reorganizations under Maryland law or the 1940 Act.

Q. Will the Reorganizations affect the way my investments are managed?

A. No.  Dimensional is also the investment adviser to the Acquiring Portfolios and each Acquiring Portfolio will be managed using the same investment objective and investment strategies currently used by its respective Target Portfolio.

Q. Will the fees and expenses of the Acquiring Portfolios be lower than the fees and expenses of the Target Portfolios?

A. Yes.  The management fee of each Acquiring Portfolio is lower than the management fee of its corresponding Target Portfolio and, therefore, each Acquiring Portfolio is expected to experience lower overall expenses as compared to its corresponding Target Portfolio.

Q. Are there any differences in risks between a Target Portfolio and its respective Acquiring Portfolio?

A. Yes.  While most of the risks of a Target Portfolio and its respective Acquiring Portfolio are the same, each Acquiring Portfolio is subject to certain risks unique to operating as an ETF.  Each Acquiring Portfolio is subject to market trading risk and premium/discount risk.  These risks are discussed in the Information Statement/Prospectus that will be mailed to you prior to the Reorganizations.

Q. What are some features of ETFs that differ from mutual funds?

A. The following are some unique features of ETFs as compared to mutual funds:

Transparency.  The Acquiring Portfolios will be transparent ETFs that operate with full transparency to their portfolio holdings. Following the Reorganizations, the Acquiring Portfolios, like other transparent ETFs, will make their portfolio holdings public each day.  This holdings information, along with other information about the Acquiring Portfolios, will be found on the Dimensional website.

Tax Efficiency.  While the tax treatment of ETFs and mutual funds is the same, the mechanics of the creation and redemption process for ETFs allows ETFs to acquire securities in-kind and redeem securities in-kind and thereby often avoid the realization of capital gains by the ETFs as the result of portfolio transactions. Capital gains distributions, if any, made by an ETF typically are very small and shareholders in an ETF are largely only subject to capital gains on their investment in the ETF after they sell their ETF shares.  In contrast, when portfolio securities are sold within a mutual fund (either to rebalance the mutual fund’s holdings or to raise cash for redemptions), the sale can create capital gains within the mutual fund that impact all taxable shareholders of the mutual fund.

Sales on an Exchange throughout the Day.  ETFs provide shareholders with the opportunity to purchase and sell shares throughout the day at market-determined prices, instead of being required to wait to make a purchase or a redemption at the next calculated NAV per share at the end of the trading day.  This means that when a shareholder decides to purchase or sell shares of the ETF the shareholder can act on that decision immediately by contacting the shareholder’s broker to execute the trade.  The market price of the ETF may be higher or lower than the ETF’s NAV per share, and might not be the same as the ETF’s next calculated NAV at the close of the trading day.

Sales only through a Broker.  Unlike a mutual fund’s shares, individual shares of ETFs, like the Acquiring Portfolios, are not purchased or sold at NAV directly with the Portfolios. Individual Acquiring Portfolio shares may only be purchased and sold through a broker at market prices.  When buying and selling shares through a financial intermediary, a shareholder may incur brokerage or other charges determined by the financial intermediary, although ETFs trade with no transaction fees (NTF) on many platforms. In addition, a shareholder of an ETF, such as an Acquiring Portfolio, may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares (bid) and the lowest price a seller is willing to accept for shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).  Because ETF shares trade at market prices rather than at NAV, shares of an ETF, like an Acquiring Portfolio, may trade at a price less than (discount) or greater than (premium) the Portfolio’s NAV.  The trading prices of an ETF’s shares in the secondary market will fluctuate continuously throughout trading hours based on the supply and demand for the ETF’s shares and shares of the underlying securities held by the ETF, economic conditions and other factors, rather than an ETF’s NAV, which is calculated at the end of each business day.

Q. When are the Reorganizations expected to occur?

A. Dimensional is anticipating a Reorganization date on or around June 11, 2021. This date could be delayed because some administrative conditions must be satisfied to implement the Reorganizations.  Your Target Portfolio will publicly disclose updates on material developments throughout the process.

Q. Will shareholders have to pay any sales load, commission or other similar fee in connection with the Reorganizations?

A. No.  Shareholders will not pay any sales load, commission or other similar fee in connection with the Reorganizations.

Q. Who will pay the costs in connection with the Reorganizations?

A. Each Target Portfolio will pay all of the costs and expenses resulting from its respective Reorganization because the Reorganization is expected to benefit the Portfolio.  The estimated expenses related to each Reorganization are expected to be less than 0.01% of a Portfolio’s average net assets.

Q. Will the Reorganizations result in any federal tax liability to me?

A.  The Reorganizations are designed to be treated as tax-free reorganizations for federal income tax purposes. However, as part of the Reorganizations, some shareholders may receive cash compensation for fractional shares of Target Portfolios that they hold.  The redemption of these fractional shares will likely be a taxable event, albeit a small one.  Shareholders should consult their tax advisors about possible state and local tax consequences of the Reorganizations, if any, because the information about tax consequences in this document relates to the federal income tax consequences of the Reorganizations only.

Q.       Can I purchase, redeem or exchange shares of a Target Portfolio before the Reorganization takes place?

A.       Yes. You can purchase or exchange Target Portfolio shares until two days prior to the date the Reorganization occurs.  You can redeem Target Portfolio shares until the day before a Reorganization occurs.  Any shares not redeemed before the date of a Reorganization, which we expect will be June 11, 2021, will be exchanged for shares of the Acquiring Portfolio.

Q. What do I need to do to prepare for the Reorganizations?

A.        It is important for you to determine that you hold your shares of the Target Portfolios in the type of account that can accommodate the receipt of the ETF shares that will be received in the Reorganizations.  If you hold your shares of a Target Portfolio in an account directly with the Portfolio at the Portfolio’s transfer agent or in a brokerage account with a financial intermediary that only allows you to hold mutual fund shares, you will need to set up a brokerage account that allows investment in ETF shares.  A separate Q&A is provided to help you determine your account type and provide information about changing your type of account if necessary.

If shares are held in an account that cannot accept ETF shares at the time of the Reorganizations of the Target Portfolios, Acquiring Portfolio shares received in the Reorganizations will be held by a stock transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), until a brokerage account is identified into which AST can transfer the shares.  If Acquiring Portfolio shares are not transferred into a brokerage account before the conclusion of the term of the stock transfer agency services, the Acquiring Portfolio shares will be converted to cash and the cash proceeds sent to the accountholder of record (subject to applicable federal or state laws concerning unclaimed property).  The conversion of Acquiring Portfolio shares to cash may be subject to fees and expenses and will be a taxable event.

Q. Whom do I contact for further information?

A. You can contact your financial advisor or other financial intermediary for further information. You also may contact Dimensional at (512) 306-7400.

Important additional information about the Reorganizations is set forth in the accompanying Information Statement/Prospectus. Please read it carefully.

IMPORTANT NOTICE ABOUT YOUR TARGET PORTFOLIO ACCOUNT

QUESTIONS AND ANSWERS

This section contains a brief Q&A which provides information for you to determine if you need to take action with respect to your shareholder account prior to the Reorganizations.

Q. What do I need to do about my account prior to the Reorganizations?

A. The following provides information to determine whether you will need to take action prior to the Reorganizations with respect to your Target Portfolios shares based on the characteristics of your account.

Accounts that Require No Action

If you hold your shares of the Target Portfolios in a brokerage account that permits you to purchase securities traded in the stock market, such as ETFs or other types of stocks, then you will not need to take any action with respect to your account prior to the Reorganizations to receive ETF shares of the Acquiring Portfolios.

Accounts that Require Action

Transfer Agent Accounts—If you hold your shares of a Target Portfolio in an account directly with the Portfolio at the Portfolio’s transfer agent, State Street Bank and Trust Company1 (“State Street”), you should transfer your shares of the Target Portfolio to a brokerage account prior to the Reorganization.  You have a Transfer Agent Account if you receive quarterly account statements directly from the Dimensional funds and not from a third-party broker-dealer.

Non-Accommodating Brokerage Accounts—If you hold your shares of a Target Portfolio in a brokerage account that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investment in ETF shares.

If you are unsure about the ability of your account to accept ETF shares, contact your financial advisor or other financial intermediary.

Q. How do I transfer my Target Portfolio shares from a Transfer Agent Account to a brokerage account that accepts ETF shares?

A. Transferring your shares from a Target Portfolio’s transfer agent to a brokerage account should be a simple process.  If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker and inform the broker that you would like to transfer a mutual fund position that you hold

1 State Street Bank and Trust Company, as transfer agent for the Target Portfolios, has delegated performance of certain of its duties and responsibilities as the Target Portfolios’ transfer agent to DST Asset Manager Solutions, Inc., doing business as SS&C.

directly with a Target Portfolio into your brokerage account.  Also inform your broker that such an account will need to be set up to accept ETF shares.  If you don’t have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

We suggest you provide your broker with a copy of your quarterly statement from the Target Portfolio.  Your broker will require your account number with the Target Portfolio, which can be found on your statement.  Your broker will help you complete a form to initiate the transfer.  Once you sign that form, your broker will submit the form to the transfer agent directly, and the shares will be transferred into your brokerage account.  The sooner you initiate the transfer, the better.

Q. How do I transfer my Target Portfolio Shares from a Non-Accommodating Brokerage Account to a Brokerage Account that accepts ETF shares?

A.  The broker where you hold the Target Portfolio shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to invest in ETF shares.  Contact your broker right away to make the necessary changes to your account.

Q. What will happen if I don’t have a Brokerage Account that can accept ETF shares at the time of the Reorganizations?

A. If shares are held in an account that cannot accept ETF shares at the time of the Reorganizations of the Target Portfolios, Acquiring Portfolio shares received in the Reorganizations will be held by a stock transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), until a brokerage account is identified into which AST can transfer the shares.  If Acquiring Portfolio shares are not transferred into a brokerage account before the conclusion of the term of the stock transfer agency services, the Acquiring Portfolio shares will be converted to cash and the cash proceeds sent to the accountholder of record (subject to applicable federal or state laws concerning unclaimed property).  The conversion of Acquiring Portfolio shares to cash may be subject to fees and expenses and will be a taxable event.

Q. What if I don’t want to hold ETF shares?

A. If you don’t want to receive ETF shares in connection with the Reorganizations, you may redeem or exchange your shares of the Target Portfolios into another eligible Dimensional mutual fund prior to the Reorganizations.  The last day to exchange your shares of the Target Portfolios for shares of another Dimensional mutual fund is currently expected to be June 9, 2021 and the last day to redeem your shares of the Target Portfolios is currently expected to be June 10, 2021.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Portfolio discussed herein, nor is it a solicitation of any proxy. A registration statement, including an Information Statement/Prospectus, relating to the reorganizations has been filed with the Securities and Exchange Commission on Form N-14 but has not yet become effective. Information contained in the registration statement is not complete and may be changed. The Information Statement/Prospectus contains important information about the reorganizations of the Portfolios, their investment objectives, strategies, fees and expenses, and risk considerations, and therefore you are advised to read the Information Statement/Prospectus when it becomes available. To receive a free copy of Information Statement/Prospectus, when available, relating to the proposed reorganizations, please call Dimensional at (512) 306-7400.

These Questions and Answers are qualified in their entirety by reference to the Information Statement/Prospectus. The Information Statement/Prospectus, prospectuses for the Portfolios, shareholder reports and other information are available for free on the SEC’s website (www.sec.gov).
This information is not intended to be and should not be construed as tax or legal advice. Always consult an attorney or tax professional regarding your specific legal or tax situation.

Read a Portfolio’s prospectus and summary prospectus (if available) carefully before investing. It contains the Portfolio’s investment objectives, risks, charges, expenses, and other information, which should be considered carefully before investing. Obtain a prospectus and summary prospectus (if available) for Dimensional Portfolios at (512) 306-7400.